

Mail Stop 4631

January 25, 2010

via U.S. mail and facsimile

Louis A. Winoski, Chief Executive Officer
Techprecision Corporation
1 Bella Drive
Westminster, MA 01473

      RE: Techprecision Corporation
             Form 10-K for the Fiscal Year Ended March 31, 2009
             Filed June 25, 2009
             Form 10-Q for the Fiscal Quarter Ended September 30, 2009
             File No. 51378

Dear Mr. Winoski:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

General

1. We note GT Solar, your largest customer, cancelled the majority of its open purchase orders, reducing the total purchase commitment by approximately $16.8 million in April 2009. In future filings please provide a quantified analysis of the impact on current periods and the expected impact on future operations from the cancellation of the purchase orders and other known material trends and uncertainties affecting future sales to this customer. Your analysis should also address the potential impact on your ability to fund operations, service debt obligations, comply with covenants, use funds under lines of credit, etc. Refer to Section 501.04 and 501.12 of the Financial Reporting Codification for guidance.

Contractual Obligations, page 15

2. To increase the transparency of cash flow, in future filings please revise your table of contractual obligations to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

Note 12 – Capital Stock, page F-21

3. In future filings, please disclose the number of common shares underlying shares of preferred stock outstanding at the end of the period, based on the current conversion rate (i.e. the number of common shares the preferred stock is convertible into). Also, please disclose the number of warrants outstanding as of the end of the period. Please provide us with a detailed schedule supporting your diluted EPS calculation for the year ending March 31, 2009, and the six months ending September 30, 2009.

Exhibit 23. 1

4. It appears your consent should be dated June 24, 2009, rather than June 24, 2008. Please amend your filing to provide a properly dated consent from your auditors.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 22

5. We note that you identify the components that resulted in a significant decrease in your cash flows from operations for the six months ended September 30, 2009. In future filings please expand this disclosure to discuss the underlying reasons for changes in these components, with specific discussions for accounts receivable, cost incurred on uncompleted contracts, accounts payable, accrued expenses and customer advances.

Item 4T – Controls and Procedures, page 23

6. In your Forms 10-Q for June 30, and September 30, 2009, you disclose that your management concluded that disclosure controls and procedures were effective "to ensure that information required to be disclosed by us… is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." This is only part of the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Please tell us whether your officers also concluded your disclosure controls and procedures were effective at each evaluation date to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, please include the entire definition of disclosure controls and procedures or omit the partial definition and refer to the rule.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief